4401 Colwick Road, Charlotte, North Carolina 28211

January 7, 2016

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE, Mail Stop 7010

Washington, D.C. 20549

Re:	Sonic Automotive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 1-13395

Dear Mr. Thompson:

This letter is in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 30, 2015 addressed to Sonic Automotive, Inc. (the “Company”) with respect to the above referenced filing. For your convenience, we have included the Staff’s comments below in bold-faced type before each response in this letter.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1.	Please include a discussion of known trends, demands, commitments, events, or uncertainties that will have or are reasonably likely to have a material impact on your financial condition, operating performance, revenues or income, or result in your liquidity decreasing or increasing in any material way. For example, we note the declines in new vehicle and fixed operations gross profit margins for each of the past two years. If material, please discuss these trends. Refer to Item 303 of Regulation S-K and the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

The Company acknowledges the Staff’s comment and appreciates the importance of providing investors with informative, clear and straightforward disclosure and discussion particularly with respect to trends, demands or uncertainties. The Company respectfully submits that the Form 10-K disclosure addressed known trends, demands and uncertainties but that improvement can be made in this section. For instance, the Company addressed the driver of new vehicle gross profit metrics in the discussion under the headings New Vehicles, which states on page 34 of the Form 10-K, “We believe that the initial transition to this new strategy contributed to lower retail unit sales volume and gross profit per unit (as compared to industry results) as we continue to test our new car pricing model.” The Company does not address new vehicle gross profit margins, but rather gross profit per unit, as that is a metric the Company uses to manage the business. In addition, the Company addressed the decline in gross margin for fixed operations on page 41 of the Form 10-K. This disclosure stated that the decline was driven by a higher percentage of revenues being derived by wholesale parts, which generate lower gross margins than other revenue streams and thus lowered the overall percentage. Last, in the 2014 Events section on page 30 of the Form 10-K (prior to the Overview section), the Company believes that it provided the reader an overview of potential demands or uncertainties that could materially affect operations and overall liquidity (EchoPark®, One Sonic-One Experience, acquisition/disposition activity and amendments to credit facilities). In future applicable filings, the Company will combine these two sections and include a discussion of any material operating trends to provide a better “Executive Summary” of the known trends, demands, commitments, events or uncertainties and the effect of these items on our liquidity, capital resources and, if applicable, our accounting estimates.

Results of Operations

2.	You provide tables reflecting revenue, gross profit and unit sales data in total and on a same store basis in regard to new vehicles and fixed operations. However, it appears the discussion and analysis of the comparative results of these operations for the periods presented focuses on same store sales data. Please tell us why you do not include a comparative discussion and analysis of total new vehicle and fixed operations revenue, gross profit and unit sales data.

The Company provided the metrics for the “Reported” and “Same Store” categories in tabular format so the reader could compare the tables to understand the differences. Based on the disclosure of what comprised the Company’s same store groups for the fiscal years ended December 31, 2014 and 2013, the Company believed a reader would understand that the difference between the “Reported” amounts and the “Same Store” amounts related to acquisition/disposition activity and, with that understanding, the meaningful discussion of the differences between periods would center on the same / comparable store analysis. The Company appreciates the Staff’s comment and, in future applicable filings, the Company will include additional discussion of the nature of the differences and a table that reconciles the differences between “Reported” amounts and “Same Store” amounts for revenue, gross profit and unit sales. An example of the table is provided below for new vehicles:

	Year Ended December 31,		Better / (Worse)
	2014	2013	Change	% Change
	(In thousands, except units and per unit data)
Total New Vehicle Revenues:
Same Store	$4,953,201	$4,818,937	$134,264	2.8%
Acquisitions & Dispositions	170,828	170,248	580	0.3%

Total as Reported	$5,124,029	$4,989,185	$134,844	2.7%

Total New Vehicle Gross Profit:
Same Store	$278,938	$280,225	$(1,287)	(0.5%)
Acquisitions & Dispositions	9,688	9,378	310	3.3%

Total as Reported	$288,626	$289,603	$(977)	(0.3%)

Total New Vehicle Units:
Same Store	134,059	133,578	481	0.4%
Acquisitions & Dispositions	4,358	4,696	(338)	(7.2%)

Total as Reported	138,417	138,274	143	0.1%

	Year Ended December 31,		Better / (Worse)
	2013	2012	Change	% Change
	(In thousands, except units and per unit data)
Total New Vehicle Revenues:
Same Store	$4,788,373	$4,563,012	$225,361	4.9%
Acquisitions & Dispositions	200,812	152,912	47,900	31.3%

Total as Reported	$4,989,185	$4,715,924	$273,261	5.8%

Total New Vehicle Gross Profit:
Same Store	$277,900	$271,210	$6,690	2.5%
Acquisitions & Dispositions	11,703	7,139	4,564	63.9%

Total as Reported	$289,603	$278,349	$11,254	4.0%

Total New Vehicle Units:
Same Store	133,023	130,317	2,706	2.1%
Acquisitions & Dispositions	5,251	4,247	1,004	23.6%

Total as Reported	138,274	134,564	3,710	2.8%

3.	Please tell us the nature of transactions included in internal, sublet and other revenues and your consideration of including a description and analysis of such revenues in your comparative analysis of fixed operations.

Internal, sublet and other primarily relate to preparation and reconditioning work performed on vehicles that are sold to customers. In the event the work is performed by one of the Company’s dealerships, the work is deemed “internal”. In the event the work is performed by a third party on the Company’s behalf, it is deemed “sublet”. In future applicable filings, the Company will disclose the nature of these items and, if warranted, analysis of changes from period to period.

Notes to Consolidated Financial Statements

4.	We note your 2014 credit facilities and senior notes contain restrictions on the payment of dividends. Please disclose the amount of retained earnings or net income restricted or free of restrictions in future filings. Please refer to 4-08(e)(1) of Regulation S-X.

The Company acknowledges the Staff’s comment and, in future applicable filings, will include this disclosure. The Company respectfully notes for the Staff that there is no amount of retained earnings or net income restricted.

*    *    *    *

In connection with submitting these responses, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me with any questions at 704-566-2400.

Yours truly,

SONIC AUTOMOTIVE, INC.

/s/ Heath R. Byrd

Heath R. Byrd

Executive Vice President and Chief Financial Officer

cc:	Stephen K. Coss

C.G. Saffer

James R. Wyche

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